Paris, February 3rd, 2006

PRESS RELEASE

Consolidated revenue (1)

for the full-year ending December 31, 2005

(Unaudited IFRS figures)

Strong growth in revenue of 12.2% to €25.2 billion

VEOLIA ENVIRONNEMENT

At Dec. 31, 2005 (€ m)	At Dec. 31, 2004 (€ m)	% change 2005/2004	Internal growth	External growth	Currency effect
25,245	22,500	+12.2%	+9.2%	+2.2%	+0.8%

The Company's consolidated 2005 revenue totaled €25,245 million, compared to €22,500 million in 2004, an increase of 12.2%, unadjusted for fluctuations in exchange rates. At constant exchange rates, revenue grew 11.4%. This performance confirmed and strengthened the trend posted in the first nine months of the year as well as the Company’s sales momentum and potential.

Positive currency effects of €181 million resulted from appreciation in the currencies of certain Eastern European countries (€89 million), in the US dollar (€14 million) and certain Asian/Pacific currencies.

Internal growth remained robust at 9.2%.

Revenue from outside France stood at €12,991 million, or 51.5% of the total.

(1)	Revenue from ordinary activities

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VEOLIA WATER

At Dec. 31, 2005 (€ m)	At Dec. 31, 2004 (€ m)	% change 2005/2004	Internal growth	External growth	Currency effect
8,889	7,777	+14.3%	+10.7%	+2.8%	+0.8%

In compliance with IAS18, Veolia Water’s revenue no longer includes royalties and indirect taxes collected on behalf of third parties.

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In France, internal growth in revenue was 4.5%. This was led by good performance in the distribution business, despite a slight decline in volume, as well as further growth from the engineering business.

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Outside France, excluding Veolia Water Solutions & Technologies, revenue was up sharply (19.7% on a like-for-like basis). In Europe, strong revenue growth (28.4% on a like-for-like basis ) was driven by the Braunschweig contract in Germany, other new contracts signed in the last few months, in particular in the Czech Republic, and the impact of the five-year price review plan in the UK.

In North America, revenue advanced by 8.3%, at constant exchange rates, owing to favorable revenue levels in general, and of the Indianapolis contract in particular.

In the Asia-Pacific region, strong revenue growth of more than 25% was due to the start-up of contracts in China (Shenzhen, Qingdao, Lugouqiao and Baoji) and the service business in Japan.

•	Several large construction and engineering contracts in France and abroad, as well as acquisitions of companies in Germany and in the UK enabled Veolia Water Solutions & Technologies to achieve revenue growth of nearly 24% ( 8.8% on a like-for-like basis)

The Water division posted external growth of 2.8%, deriving from several factors. The Company made acquisitions in the engineering business in Germany at the end of 2004 and in the UK in the third quarter of 2005, and it increased its stake in a number of Italian water companies in the second quarter of 2005.

VEOLIA ENVIRONMENTAL SERVICES

At Dec. 31, 2005 (€ m)	At Dec. 31, 2004 (€ m)	% change 2005/2004	Internal growth	External growth	Currency effect
6,604	6,214	+6.3%	+5.4%	+0.1%	+0.8%

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In France, the solid level of business activity in the fourth quarter brought internal growth in revenue to 2.4%. This growth was achieved despite a relatively unfavorable economic climate, which put pressure on the industrial non-hazardous waste segment.

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Outside France, internal growth in revenue accelerated to 8.2%. The businesses benefited from the increasing impact of large integrated contracts, higher tonnages in the UK, and strong growth in the Asia-Pacific region (18.9%).

In North America, new contracts signed, favorable hazardous waste volumes and a high level of activity in industrial services, led to strong revenue growth of 8.5% at constant exchange rates.

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VEOLIA ENERGY

At Dec. 31, 2005 (€ m)	At Dec. 31, 2004 (€ m)	% change 2005/2004	Internal growth	External growth	Currency effect
5,402	4,920	+9.8%	+8.9%	-	+0.9%

•	In France, internal revenue growth was 7.6%, as it continued to benefit from the increase in energy prices in the heating business.

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Outside France, revenue advanced 14.6%, of which 11% was internal growth. Growth was especially high in Eastern Europe (37.8%), driven by the full impact of new contracts in Poland (in particular Poznan and start-up at Lodz), in Hungary and in Romania. In Southern Europe (Spain, Italy), growth was 14.9%, of which 8.3% was internal growth.

The portfolio of businesses was optimized, as reflected in the net impact of acquisitions and divestitures. The Company expanded in Spain while divesting the nuclear industry construction business of the specialized French subsidiaries. The German facilities management business was also sold.

VEOLIA TRANSPORT

At Dec. 31, 2005 (€ m)	At Dec. 31, 2004 (€ m)	% change 2005/2004	Internal growth	External growth	Currency effect
4,350	3,589	+21.2%	+12.5%	+7.9%	+0.8%

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In France, revenue from passenger services increased sharply by 17.2%, mainly due to the full effect of urban transit contracts renewed in 2004 and of the Toulouse contract, which the Company managed in 2005.

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Outside France, revenue from passenger services grew by 23.6% and was characterized by the full effect of the Melbourne contract and the latest successes in the United States (Denver, Metrolink), and Europe (Dublin tramway, Helsinki bus contract).

Revenue growth was also driven by growth in rail freight segment (26.8%), which now represents €152 million.

External growth in Transport (7.9%) reflected in particular the impact of last September's acquisition of ATC in the United States.

Revenue growth posted in 2005 significantly exceeded the Company’s expectations at the start of the year. This performance confirms the Veolia Environnement’s potential to expand its businesses and its ability to meet with the growing demand for environmental solutions. It was also a further indication of its ability to seize opportunities in the regions of the world that are its priorities: Europe, North America and certain Asia-Pacific countries.

On the basis of these figures, the Company is able to confirm its objectives for 2005.

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Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veolia-finance.com

Details of Veolia Environnement’s earnings will be announced on

March 13, 2006 at 8:30 AM.

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